MODIFICATION AGREEMENT AND RELEASE

This MODIFICATION AGREEMENT AND RELEASE, is made and entered into as of November 18, 2008 (this “Agreement”), by and between Neuro-Hitech, Inc., a Delaware corporation (the “Company”), David Ambrose (the “Ambrose”) and TG United Pharmaceuticals, Inc. (the “Manufacturer”). The Company, Ambrose and the Manufacturer are each referred to herein as a “Party” and collectively, as the “Parties.”

R E C I T A L S

WHEREAS, on June 6, 2008 the Company, pursuant to an Amended and Restated Stock Purchase Agreement by and among the Company, a wholly-owned subsidiary of the Company and Ambrose (the “Purchase Agreement”), acquired the capital stock of MCR American Pharmaceuticals, Inc., a Florida corporation (“MCR”), and AMBI Pharmaceuticals, Inc., a Florida corporation (“AMBI”).

WHEREAS, Ambrose owns and controls the Manufacturer”, and concurrent with the closing under the Purchase Agreement the Manufacturer and the Company entered into a Manufacturing and Distribution Agreement dated June 6, 2008 (the “Manufacturing Agreement”).

WHEREASE, concurrent with the closing under the Purchase Agreement, Ambrose and the Company entered into a Consulting Agreement dated as of June 6, 2008 (the “Consulting Agreement”), an Escrow Agreement dated as of June 6, 2008 (the “Escrow Agreement”) and a Lock-Up Agreement dated as of June 6, 2008 (the “Lock-Up Agreement”).

WHEREAS, as part of the consideration paid to Ambrose pursuant to the Purchase Agreement, Ambrose was issued that certain Convertible Promissory Note in the principal amount of $3,000,000 (the “Convertible Note”) and that certain 7% Subordinated Promissory Note in the principal amount of $3,000,000 (together with the Convertible Note, the “Notes”).

WHEREAS, since the closing, disputes have arisen among the Parties, including claims of the Company in respect of the representations and warranties made by Ambrose in the Purchase Agreement and certain other matters.

WHEREAS, the Parties wish to settle all differences between them with respect to the Purchase Agreement by making certain amendments to the Purchase Agreement and the Manufacturing Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I

MODIFICATION

Section 1.1. Upon and subject to the terms and conditions set forth herein,

(a) Upon issuance of the A Shares and B Shares (defined below), Ambrose shall concurrently surrender to the Company the Notes, together with all appropriate endorsements and instruments of transfer.

(b) Upon issuance of the A Shares and B Shares, (i) notwithstanding anything to the contrary in the Purchase Agreement, any and all “accounts payable” as that term is understood under generally accepted accounting principles, due and owing as of June 6, 2008, by MCR and AMBI to Ambrose, the Manufacturer or their affiliates, for goods or services received by MCR or AMBI prior to June 6, 2008, are hereby agreed to be paid and satisfied, with the Company, MCR and AMBI having no further liability in respect of such accounts payable and (ii) the Company shall receive an inventory credit of $1,257,716.70 applicable for inventory ordered from Ambrose, the Manufacturer or their affiliates after November 1, 2008 (the “Inventory Credit”). The Inventory Credit may be applied against invoices at a rate of up to $100,000 per month. Any amount remaining under the Inventory Credit after 12 months may be applied to any future invoices for inventory.

(c) Concurrent with the execution of this Agreement, the Company shall issue to Ambrose 1,500,000 shares of the Company’s newly-designated Series A Preferred Stock (the “A Shares”), which shares have the rights and privileges set forth in a Certificate of Designation consistent in all material respects with the Certificate of Designation attached as Exhibit A hereto and containing such other provisions as are customary in the private placement of convertible preferred stock. The A Shares shall be subject to the provisions of the Lock-Up Agreement.

(d) Concurrent with the execution of this Agreement, the Company shall issue to the Manufacturer 1,397,463 shares of the Company’s newly-designated Series B Preferred Stock (the “B Shares”), which shares have the rights and privileges set forth in a Certificate of Designation consistent in all material respects with the Certificate of Designation attached as Exhibit B hereto and containing such other provisions as are customary in the private placement of convertible preferred stock. The B Shares shall be subject to the provisions of the Lock-Up Agreement.

(e) Concurrent with the execution of this Agreement, counsel to the Company shall render to Ambrose and the Manufacturer a legal opinion substantially in the form attached hereto as Exhibit C.

Section 1.2 Additional Agreements of Ambrose and the Company.

(a) The Manufacturing Agreement shall be amended as follows:

(i) The provisions of Section 3.3 of the Manufacturing Agreement shall be null, void and of no further force and effect. The definition of “Product” as used in Section 2.1 is amended to read as follows:

“Products” shall mean the branded products set forth on Attachment A hereto and all corresponding generics of the Products.

(ii) The provisions of Section 2.3 of the Manufacturing Agreement shall be null, void and of no further force and effect, it being agreed that Manufacturer shall be under no obligation to discount any product sold to Distributor.

(iii) All invoices delivered by Manufacturer prior to November 1, 2008 shall be deemed to have been withdrawn and shall not be due and owing. All invoices delivered by Manufacturer from and after November 1, 2008 shall represent valid obligations of the Company, due and payable in accordance with the Manufacturing Agreement. Commencing on December 1, 2008, the Company further covenants and agrees (i) that it shall make minimum monthly payments of $100,000 to the Manufacturer (exclusive of the Inventory Credit) and (ii) that the aggregate amount of such minimum monthly payments and the aggregate amount due from the Company to the Manufacturer shall be “trued-up” no less frequently than quarterly, with the Company paying the Manufacturer any additional amount due within 45 days after the end of each calendar quarter and any excess payments being applied by the Manufacturer to future orders.

(b) The Parties agree as follows with respect to the composition of the Company’s Board of Directors (the “Board”):

(i) concurrently with the execution and delivery of this Agreement, Ambrose shall be appointed to the Board and appointed to be a Vice Chairman of the Company (such position to constitute an officer of the Company);

(ii) concurrently with the execution and delivery of this Agreement, the Board shall consist of John Abernathy, Mark Auerbach, Ambrose, David Danzker, Ruben Seltzer, Kevin Esval, Gary Dutton and two other designees of Ambrose in accordance with Exhibit A; and

(iii) at such time as a majority of the independent directors determines that, in connection with the Company completing a listing or other action which requires that the Board be composed of a majority of independent directors, Ambrose, in appointing such additional directors, shall make reasonable efforts to cause the Board to be composed of a majority of independent directors (“independent” for the purposes of is subsection having the meaning given under the Nasdaq listing rules).

(c) The Consulting Agreement is hereby terminated and of no further force and effect; provided, however, that Ambrose shall continue to be reimbursed for all reasonable expenses incurred by him in connection with the performance by Ambrose of services for the benefit of the company of the sort described in Section 1 of the Consulting Agreement.

(d) The Lock-Up Agreement is hereby amended by deleting from Section 1(a) thereof the words “continuing for a period of twelve months from the Closing” and replacing such words with “until March 31, 2009.”

(e) Any remaining and unperformed obligations under the Purchase Agreement are hereby terminated, except for Sections 6(a)-(e), 6(h), 8(a), 8(b)(ii)-(vi), 8(e), 8(f), 8(g), 9 and 11 of the Purchase Agreement, which shall continue in effect in accordance with their terms.

(f) The Company shall, prior to any proposed issuance by the Company of any equity securities, securities that are convertible into or exchangeable for equity securities or any other rights to acquire equity securities (“New Securities”), offer to Ambrose by written notice the right, for a period of ten (10) days, to purchase for cash at an amount equal to the price or other consideration for which such New Securities are to be issued, and on other terms not less favorable than the terms on which any third party purchaser shall be offered such New Securities, a portion of such New Securities equal to a fraction, the numerator of which shall be the number of Ambrose’s Securities and the denominator of which shall be the number of Total Securities immediately prior to the issuance of the New Securities (such fraction being referred to as Ambrose’s “Pro Rata Fraction”).

(i) If New Securities are to be issued and sold by the Company for services, property, or other non-cash consideration, Ambrose will be allowed to participate in such issue and sale by substituting cash in the amount of the fair market value, per share, of such non-cash consideration. The determination of the fair market value of the such non-cash consideration shall be made by the Company and Ambrose, or if the Company and Ambrose do not reach agreement as to such fair market value within ten business days, by a third person selected by agreement of the Company and Ambrose. If the Company and Ambrose do not reach agreement as to such third party within ten business days, then the determination shall be made by an independent appraiser selected by a majority of the Board of Directors. If a third party’s determination is required, the time periods provided for the closing of Ambrose’s Pro Rata Fractions shall be extended for such period of time as is reasonably necessary to complete such determination.

(ii) Notwithstanding paragraph (e) above, Ambrose’s rights pursuant to this Section 1.2(f) shall not apply to (A) Securities issued or issuable on a pro rata basis to all of the Company’s shareholders in connection with any stock split, dividend, reverse stock split or recapitalization, (B) Common Stock issued or issuable (and/or options, warrants or other Common Stock rights issued pursuant to such options, warrants or other rights) to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to stock purchase or stock plans or other arrangements that have previously been approved by the Board of Directors or subsequently are approved by the Board of Directors, including a majority of the directors appointed by the holder of the Series A Preferred Stock (the “Preferred Directors”), (C) the issuance of Common Stock (adjusted appropriately for stock dividends, splits, combinations and similar transactions) upon the exercise of warrants outstanding as of the date of this Agreement, (D) any Securities offered to the public pursuant to a registration statement filed under the Securities Act of 1933, (E) any Securities issued upon conversion of the Series A Preferred, (F) any Common Stock and/or options, warrants or other purchase rights (and the Common Stock issued pursuant to such options, warrants or other rights) issued in connection with commercial credit arrangements, equipment financings or similar transactions that have previously been approved by the Board of Directors or subsequently are approved by the Board of Directors, including a majority of the Preferred Directors, (G) any Common Stock and/or options, warrants or other Common Stock purchase rights (and the shares of Common Stock issued pursuant to such options, warrants or other rights) issued as consideration (and not for financing purposes) in connection with (x) bona fide acquisitions of businesses, products or technology or (y) strategic transactions involving the Company and other entities (including joint ventures, marketing or distributions arrangements, and technology transfer or development arrangements), in either case the terms of which have previously been approved by the Board of Directors or subsequently are approved by the Board of Directors, including a majority of the Preferred Directors.

(iii) The Company’s written notice to Ambrose described in paragraph (e) above shall describe the New Securities proposed to be issued by the Company and specify the number, price, payment and other principal terms. Ambrose may purchase all or any portion of his Pro Rata Fraction of the New Securities by accepting the Company’s offer by written notice thereof given by it to the Company prior to the expiration of the aforesaid ten (10) day period, in which event the Company shall promptly sell and Ambrose shall buy, upon the terms specified, the number of New Securities agreed to be purchased by Ambrose.

(iv) The Company shall be free at any time prior to 90 days after the date of its notice of offer to Ambrose, to offer and sell to any third party or parties the remainder of such New Securities proposed to be issued by the Company (including but not limited to the New Securities not agreed by Ambrose to be purchased by him), at a price and on payment terms no more favorable to the third party offeree or offerees than those specified in such notice of offer to Ambrose. However, if such third party sale or sales are not consummated within such 90-day period, the Company shall not sell such New Securities that have not been purchased within such period without again complying with this Section 1.2(f).

(v) For the purposes of this Section 1.2(f), the term “Ambrose Securities” shall mean all outstanding shares of Common Stock at the date of determination that are held by Ambrose and his affiliates together with all shares of Common Stock issuable, directly or indirectly, pursuant to all outstanding securities convertible into, or exchangeable for, shares of Common Stock, in each case held by Ambrose and his affiliates, and the term “Total Securities” shall mean, as of the date of determination, all shares of Common Stock then outstanding at the date of determination together with all shares of Common Stock issuable, directly or indirectly, pursuant to all outstanding securities convertible into, or exchangeable for, shares of Common Stock.

(g) The Company shall cause to be presented to the Company’s stockholders at its next annual or special meeting of stockholders, to be held in all events by no later than June 30, 2009, the following proposed amendments to the Company’s certificate of incorporation: (i) an amendment increasing the number of authorized but unissued shares of Common Stock to be such number of shares as will be sufficient to permit the conversion in full of the Series A Preferred and Series B Preferred, (ii) an amendment requiring the consent of 66⅔ percent of the outstanding Common Stock to approve a transaction in which the Company or all or substantially all of its assets are acquired and the holders of the Common Stock receive less than $4.5 million of consideration at closing of such transaction (net of any contingencies and not subject to any escrow), (iii) an amendment providing that the holders of the Common Stock and the holders of the Series A Preferred shall vote as a single class on the increase or decrease of the authorized Common Stock and (iv) an amendment deleting the provision for the authorization of Class A Common Stock. The Company shall take all such actions as shall be reasonably necessary to enable such amendments to be presented the stockholders for adoption, including timely filed a proxy statement with the Securities and Exchange Commission

(h) The Company shall enter into its standard form Indemnification Agreement with Ambrose and the additional directors designated pursuant to Section 1.2(b)(ii).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 2.1. Representations and Warranties of the Company. The Company hereby represents and warrants to Ambrose and the Manufacturer, as of the date hereof, as follows:

(a) Organization, Good Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

(b) Authorization; Enforcement. The Company has the requisite power and authority to enter into and perform this Agreement and transactions contemplated herein, except that he Company does not have sufficient authorized Common Stock to permit the full coversionof the Shares. The execution and delivery of this Agreement by the Company has been duly and validly authorized by all necessary corporate action, and no further corporate consent or authorization is required for the Company to effect the transactions contemplated hereby, except such corporate and stockholder action as is necessary to provide sufficient shares of common stock to permit the full conversion of the Shares. No vote of the holders of any class or series of capital stock or other securities of the Company is necessary to approve the transactions contemplated hereby (other than to provide sufficient shares of Common Stock to permit the full conversion of the Shares).

(c) Issuance of Shares. The Shares have been duly authorized by all necessary corporate action and, when issued in accordance with the terms hereof, shall be validly issued and outstanding, fully paid and non-assessable. Assuming the accuracy of the representations of Ambrose in Section 2.2(b) of this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws.

(d) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby does not and will not (i) violate any provision of the Company’s Certificate of Incorporation or Bylaws, each as amended to date, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which any of the Company’s properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected, except, in all cases, other than violations pursuant to clauses (i) or (iii) (with respect to federal and state securities laws) above, except, for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, have a material adverse effect on the Company.

(e) Capitalization. The authorized capital of the Company will consist, immediately prior to the issuance of the Shares (the “Closing”), of:

(i) 44,999,990 shares of common stock, $0.001 par value per share (the “Common Stock”), 31,520,303 shares of which are issued and outstanding immediately prior to the Closing. All of the outstanding shares of Common Stock have been duly authorized and are fully paid and nonassessable. There are insufficient shares of common stock currently authorized to permit the full conversion of the Shares.

(ii) 5,000,000 shares of Preferred Stock, of which 1,500,000 shares have been designated Series A Preferred Stock and 1,397,463 shares have been designated Series B Preferred Stock, none of which are issued and outstanding immediately prior to the Closing.

(iii) The Company has reserved 2,350,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its amended and restated 2006 Incentive Stock Plan (the “Company Stock Plan”) and 400,000 shares of Common Stock for issuance to directors of the Company pursuant to its 2006 Non-Employee Directors Stock Option Plan (the “Director Stock Plan”). Of such reserved shares of Common Stock, options to purchase 982,330 shares of Common Stock have been granted and are currently outstanding and stock appreciation rights for 365,000 shares of Common Stock have been granted and are currently outstanding. Of the 1,767,670 shares of Common Stock that remain available for grant, 1,352,670 shares of Common Stock remain available for grant pursuant to the Company Stock Plan and 50,000 shares of Common Stock remain available for grant pursuant to the Director Stock Plan.

(iv) Schedule 2.1(e) hereto sets forth, immediately following the Closing, the number of shares of the following: (A) issued and outstanding Common Stock, including, with respect to restricted Common Stock, vesting schedule; (B) issued stock options, including vesting schedule and exercise price; (C) shares not yet issued but reserved for issuance pursuant to the Company Stock Plan or the Director Stock Plan; (D) each series of Preferred Stock; and (E) warrants or stock purchase rights, if any. Except for (x) the conversion privileges of the Shares to be issued under this Agreement, (y) the pre-emptive rights to be provided to Ambrose pursuant hereto, and (z) the securities and rights described in Schedule 2.1(e) hereto, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Series A Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Series A Preferred Stock.

(f) Certificate of Incorporation and Bylaws. The copies of the Company’s Certificate of Incorporation, as amended, and Bylaws, as amended, that are filed as exhibits to the Company’s Forms 8-K dated January 23, 2006, January 30, 2006 and August 11, 2006, are complete and correct copies thereof as in effect on the date hereof, with no subsequent amendments thereto having been adopted or approved.

(g) SEC Filings. The Company has filed or furnished all forms, reports and other documents required to be filed or furnished by it under the Securities Act or the Securities Exchange Act, as the case may be, since January 1, 2006 (collectively, the “SEC Filings”). Each of the SEC Filings (i) as of its date, complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act, as the case may be, and (ii) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 2.2. Representations and Warranties of Ambrose and the Manufacturer. Ambrose and the Manufacturer hereby represent and warrant to the Company, as of the date hereof, as follows:

(a) Authorization and Power. Each of Ambrose and the Manufacturer has the full power and authority to execute and deliver and consummate this Agreement and to perform his or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Ambrose and the Manufacturer, enforceable in accordance with its terms and conditions.

(b) Investment. Each of Ambrose and the Manufacturer (A) understands that the Shares have not been, and will not be, registered under the Securities Act or under any state securities laws, and are being offered and issued in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Shares solely for his or its own account for investment purposes, and not with a view to the distribution thereof, (C) is a sophisticated investor with knowledge and experience in business and financial matters, (D) has received certain information concerning the Company and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares, (E) is able to bear the economic risk and lack of liquidity inherent in holding the Shares, and (F) is an accredited investor, as defined in Regulation D under the Securities Act of 1933, as amended.

(c) No Tax Representations. Each of Ambrose and the Manufacturer understands the tax consequences of the transactions contemplated by this Agreement. Each of Ambrose and the Manufacturer confirms that he or it is not relying on any statements or representations of the Company or any of its agents with respect to the tax effect of the transactions contemplated by this Agreement. Each of Ambrose and the Manufacturer has had the opportunity to consult with his or its own legal, accounting, tax, investment and other advisors, who are unaffiliated with the Company or any affiliate of the Company, with respect to the tax treatment of the transactions contemplated by this Agreement. Each of Ambrose and the Manufacturer also acknowledges that he or it is solely responsible for any of his or its own tax liability that may arise as a result of the transactions contemplated by this Agreement.

ARTICLE III

RELEASES

3.1 Mutual Release. Except as otherwise limited by the final sentence of this section (the “Reserved Claims”):

(a) each Party hereby releases and forever discharges the other Parties and their directors, officers, stockholders, employees, affiliates, successors and assigns and each of them, separately and collectively, from any and all existing claims, demands, causes of actions, obligations, damages and liabilities of any nature whatsoever, known or unknown, that each ever had, now has, or may have had against any of the other Parties that relate to or arise out of the Consulting Agreement and the Escrow Agreement, and

(b) each Party hereby releases and forever discharges the other Parties and their directors, officers, stockholders, employees, affiliates, successors and assigns and each of them, separately and collectively, from any and all existing claims, demands, causes of actions, obligations, damages and liabilities of any nature whatsoever, known or unknown, that each ever had, now has, or may have had against any of the other Parties that relate to or arise out of the Purchase Agreement and any certificate or other instrument delivered thereunder, except as may have arisen, or may hereafter arise from, the matters described in Section 1.2(e) of this Agreement

((a) and (b) being, collectively, the “Released Claims”). Notwithstanding anything to the contrary in this Agreement, such releases shall not release the Parties from the representations, warranties and covenants made hereunder and their respective obligations under this Agreement and the Manufacturing Agreement.

3.2 Known and Unknown Claims. Except for the Reserved Claims, the mutual releases in this Agreement extend to Released Claims that the Parties do not know or suspect to exist in their favor, which, if known by them, would have materially affected their decision to enter into the Agreement. The Parties expressly waive and relinquish any such right or benefit, whether by statute or legal principle with similar effect. In connection with such waiver and relinquishment, the Parties acknowledge that they are aware that, after executing this Agreement, they or their attorneys or agents may discover Released Claims or facts in addition to, or different from, those which they now know or believe to exist with respect to the subject matter of this Agreement or the Parties hereto, but that it is the Parties’ intention hereby to fully, finally and forever settle and release all of the Released Claims, whether known or unknown, suspect or unsuspected, which now exist, may exist or heretofore may have existed between them. In furtherance of this intention, the releases herein given shall be, and remain in effect, as, full and complete releases notwithstanding discovery or existence of any such additional or different claim or fact.

ARTICLE IV

MISCELLANEOUS

Section 4.1. Fees and Expenses. Each of the Parties will bear his or its own costs and expenses incurred in connection with this Agreement and the transactions contemplated herein; provided, however, that the Company shall reimburse Ambrose and the Manufacturer, simultaneously with the execution and delivery of this Agreement, for their reasonable attorneys’ fees incurred in connection with the negotiation of this Agreement (and the Exhibits hereto) and matters arising since the closing of the transactions contemplated by the Purchase Agreement, all in an amount not to exceed $20,000.

Section 4.2 Tax Cooperation. It is expressly agreed by the Parties that this transaction represents a reduction in the consideration paid by the Company to Ambrose pursuant to the Purchase Agreement. The Parties agree to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any tax returns related to the matters described herein, and agree not to take any position inconsistent with respect to the characterization of the modification of the Purchase Agreement in any tax return, unless required by applicable laws.

Section 4.3. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, among the Parties with respect to the subject matter of this Agreement, including the Purchase Agreement, the Notes, the Consulting Agreement and the Manufacturing Agreement.

Section 4.4. Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given when personally delivered, one business day after it is deposited with a nationally recognized courier for overnight delivery or two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Ambrose or the	David Ambrose
Manufacturer:	16255 Aviation Loop
Brooksville, Florida 34604

With a copy to:	Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, Tennessee 37219
Attention: Matthew R. Burnstein, Esq.

If to the Company:	Neuro-Hitech, Inc.
450 7th Avenue
Suite 1106
New York, NY 10123
Attention: Chief Executive Officer

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

Section 4.5. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 4.6. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other; provided, however, that the Company may (i) assign any or all of its rights and interests hereunder to one or more of its affiliates, or (ii) designate one or more of its affiliates to perform its obligations hereunder (in any or all of which cases the Company nonetheless shall remain responsible for the performance of all of its obligations hereunder).

Section 4.8. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, governmental entity (or any department, agency, or political subdivision thereof) or any other entity, other than the Parties, MCR, AMBI their affiliates and their respective successors and permitted assigns.

Section 4.9. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 4.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

Section 4.11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 4.12. Certain Interpretive Matters and Definitions.

(i) Unless the context of this Agreement otherwise requires, (A) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement and not to any particular provision of this Agreement; and (B) the term “Section” without any reference to a specified document refer to the specified Section of this Agreement.

(ii) The words “including,” “include” and “includes” are not exclusive and shall be deemed to be followed by the words “without limitation”; if exclusion is intended, the word “comprising” is used instead.

(iii) The word “or” shall be construed to mean “and/or” unless the context clearly prohibits that construction.

(iv) Any reference to any federal, state, local, provincial or foreign statute or law, including any one or more sections thereof, shall be deemed also to refer to, unless the context requires otherwise, all rules and regulations promulgated thereunder, including Treasury Regulations.

(v) Any representation or warranty contained herein as to the enforceability of a contract, including this Agreement, shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(vi) The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions hereof.

[Signature Page Next]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEURO-HITECH, INC.

By:	/s/ David Barrett

/s/ David Ambrose
David Ambrose

TG UNITED PHARMACEUTICALS, INC.

By:	/s/ David Ambrose

MCR American Pharmaceuticals, Inc. and AMBI Pharmaceuticals, Inc. hereby acknowledge and agree to Section 1.1 of the foregoing Agreement.

MCR AMERICAN PHARMACEUTICALS, INC.

By:	/s/ David Barrett

AMBI PHARMACEUTICALS, INC.

By:	/s/ David Barrett